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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.         )*
                                          ---------

                               NETCRUISE.COM, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)

                                   64110S-10-1
                                 (CUSIP Number)

                                Richard E. Vendig
                            Executive Vice President
                   Chief Financial and Administrative Officer
                           Active Media Services, Inc.
                               One Blue Hill Plaza
                           Pearl River, New York 10965
                                 (845) 732-8750
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 25, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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            CUSIP NO. 64110S-10-1                         13D             PAGE 2 OF 8 PAGES
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
       1  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          ACTIVE MEDIA SERVICES, INC.                 13-3242591
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       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (A) [ ]
                                                                                                              (B)
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       3  SEC USE ONLY

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       4  SOURCE OF FUNDS*
          00

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       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                 [ ]
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       6  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
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                          7       SOLE VOTING POWER

        NUMBER OF                 0
                          -------------------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  4,750,000
                          -------------------------------------------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0
                          -------------------------------------------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER

                                  4,750,000
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      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,750,000

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      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                [ ]

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      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.7%
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      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
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            CUSIP NO. 64110S-10-1                         13D             PAGE 3 OF 8 PAGES
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
       1  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ARTHUR WAGNER
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       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (A) [ ]
                                                                                                             (B) [ ]
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       3  SEC USE ONLY

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       4  SOURCE OF FUNDS*

          00
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       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                [ ]
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       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK, UNITED STATES
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                          7       SOLE VOTING POWER

       NUMBER OF                  0
                          -------------------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  4,750,000
                          -------------------------------------------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0
                          -------------------------------------------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER

                                  4,750,000
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      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,750,000
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      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)               [ ]

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      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.7%
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      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
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            CUSIP NO. 64110S-10-1                         13D             PAGE 4 OF 8 PAGES
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
       1  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ALAN S. ELKIN
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       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (A) [ ]
                                                                                                             (B) [ ]
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       3  SEC USE ONLY

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       4  SOURCE OF FUNDS*

          00
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       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                [ ]
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       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK, UNITED STATES
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                          7       SOLE VOTING POWER

       NUMBER OF                  0
                          -------------------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  4,750,000
                          -------------------------------------------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   0
                          -------------------------------------------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER

                                  4,750,000
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      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,750,000
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      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)               [ ]

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      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.7%
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      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
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            CUSIP NO. 64110S-10-1                         13D             PAGE 5 OF 8 PAGES
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ITEM 1.           SECURITY AND ISSUER

         (i)      Name of Issuer: netcruise.com, inc.

         (ii) Address of the Principal Executive Offices of netcruise.com, inc.:
                  2401 Morris Avenue
                  Union, New Jersey 07083

         (iii) Title of Class of Equity Securities to which this Statement relates: common stock, $.0001 par value per share (the "Common Stock")

ITEM 2.           IDENTITY AND BACKGROUND

         The names of the persons filing this statement are (1) Active Media Services, Inc. ("Active Media"), a corporation organized under the laws of the state of Delaware, (2) Arthur Wagner, a holder of 50% of Active Media's voting securities and its President and (3) Alan S. Elkin a holder of 50% of Active Media's voting securities and it Chief Executive Officer (1)-(3) hereinafter sometimes referred to as the "Reporting Persons".

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Active Media, including Messrs. Wagner and Elkin, are set forth on Schedule A.

         Active Media is a corporate trading company that acquires assets from its clients in exchange for trade credit which the clients may use, in conjunction with cash, to acquire media, goods and or services from Active Media.

         The business address of each of the Reporting Persons is One Blue Hill Plaza, Pearl River, New York 10965.

         During the last five years, neither the Reporting Persons nor, to the best knowledge of their knowledge, any of the persons set forth on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Active Media acquired the shares of Common Stock in exchange for a $5,000,000 trade credit. Netcruise.com may use the trade credit to purchase media, goods and/or services, including television, radio, print and internet advertising, through Active Media. The agreement to acquire the shares provides that, Active Media will serve as netcruise.com's media-buying service and will develop and implement netcruise.com's media plans.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons intend to hold the shares of Common Stock for investment purposes. The Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions subject to the availability of additional shares at prices deemed favorable, Active Media's business or financial condition and other factors and conditions. Alternatively, the Reporting Persons may sell all or a portion of the shares of Common Stock in the open market or in privately negotiated transactions.


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         Except as set forth above in this Item 4, neither Active Media nor any of the Reporting Persons presently has plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of netcruise.com, or the disposition of securities of netcruise.com; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving netcruise.com or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of netcruise.com or of any of its subsidiaries; (d) any change in the present board of directors or management of netcruise.com, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of netcruise.com; (f) any other material change in the issuer's business or corporate structure, including, but not limited to, any plans or proposals to make any changes in netcruise.com's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in netcruise.com's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of netcruise.com by any person; (h) causing a class of securities of netcruise.com to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of netcruise.com becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Persons own or have an indirect ownership interest in 4,750,000 shares of Common Stock, which constitutes approximately 16.7% of netcruise.com's outstanding shares of Common Stock. The Reporting Persons have shared power to vote and to dispose of the 4,750,000 shares of Common Stock.

         (c) In the 60 days prior to the acquisition of Common Stock described in this statement, there have been no transactions between Active Media and netcruise.com relating to shares of Common Stock.

         (d)  None.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  The Reporting Persons incorporate by reference the Stock Purchase Agreement, dated October 18, 2000, among netcruise.com and Active Media, which was included as Exhibit 10.31 to netcruise.com's Current Report on Form 8-K, filed with the Securities Exchange Commission on November 2, 2000 (Commission File No. 029188)


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            CUSIP NO. 64110S-10-1                         13D             PAGE 7 OF 8 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                November 2, 2000
                                         ------------------------------
                                                     (Date)


                                         ACTIVE MEDIA SERVICES, INC.


                                         By:   /s/ Alan S. Elkin
                                              ----------------------------------
                                         Name:  Alan S. Elkin
                                         Title: Chief Executive Officer of
                                                Active Media Services, Inc.


                                         ARTHUR WAGNER


                                         By:   /s/ Arthur Wagner
                                              ----------------------------------
                                         Name:  Arthur Wagner
                                         Title: President of Active Media
                                                Services, Inc.


                                         ALAN S. ELKIN


                                         By:   /s/ Alan S. Elkin
                                              ----------------------------------
                                         Name:  Alan S. Elkin
                                         Title: Chief Executive Officer of
                                                Active Media Services, Inc.


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            CUSIP NO. 64110S-10-1                         13D             PAGE 8 OF 8 PAGES
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                                   SCHEDULE A

                DIRECTORS AND EXECUTIVE OFFICERS OF ACTIVE MEDIA

         The name, business address, current principal occupation or employment of each director and executive officer of Active Media. and certain other information are set forth below. All directors and officers listed below are citizens of the United States, unless otherwise indicated. All persons listed below are directors.

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NAME                                    ADDRESS                                 PRINCIPAL OCCUPATION OR EMPLOYMENT
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
Arthur Wagner                           One Blue Hill Plaza                     President of Active Media
                                        Pearl River, New York 10965
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Alan S. Elkin                           One Blue Hill Plaza                     Chief Executive Officer of Active
                                        Pearl River, New York 10965             Media
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Mr. Len Fuhrer                          Lenson Enterprises LLC                  President of Lenson Enterprises, LLC
                                        49 Cartwright Road
                                        Wellesley, MA 02482
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Dr. Katherine Rudie Harrigan            Henry T. Kravis Professor of Business   Professor at Columbia University
                                           Leadership                           Business School
                                        Columbia University Business School
                                        701 Uris Hall
                                        New York, NY 10027
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Mr. Mel Lazar                           Lazar Levine & Felix LLP                Certified Public Accountant
                                        350 Fifth Avenue
                                        New York, NY 10118
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Mr. Kenneth Rossano                     Cassidy & Associates                    Senior Vice President of Cassidy &
                                        1 Walnut Street                         Associates
                                        Boston, MA 02108
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Mr. Malcolm Sherman                     Gordon Brothers, Inc.                   Chairman of Gordon Brothers, Inc.
                                        One Apple Hill
                                        Suite 316
                                        Natick, MA 01760
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